Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERENCE SHARE DIVIDENDS

(in thousands)

	December 31,		December 31,
	2016	2015	2016	2015
Earnings:
Net loss	$(5,412)	$(5,691)	$(10,507)	$(9,651)
Add: Fixed charges	35	29	51	35
Earnings as defined	$(5,377)	$(5,662)	$(10,456)	$(9,616)

Fixed charges:
Estimated interest component of rental expense (1)	35	29	51	35
Total fixed charges	$35	$29	$51	$35

Ratio of earnings to fixed charges (2)	$—	$—	$—	$—
Deficiency of earnings available to cover fixed charges	$(5,377)	$(5,662)	$(10,456)	$(9,616)
Combined fixed charges and preference share dividends:
Fixed charges	35	29	51	35
Preference share dividends	—	—	—	—
Total combined fixed charges and preference share dividends	$35	$29	$51	$35
Ratio of earnings to combined fixed charges and preference share dividends	$—	$—	$—	$—
Deficiency of earnings available to cover combines fixed charges and preference share dividends	$(5,377)	$(5,662)	$(10,456)	$(9,616)

(1) One third of rental expense is estimated to be the interest component of rental expense
(2) Earnings were insufficient to cover total fixed charges and total combined fixed charges and preference share dividends